UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-32993

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form  40-F ☐

EXPLANATORY NOTE

We made an announcement dated October 8, 2026 with The Stock Exchange of Hong Kong Limited relating to the notice of our forthcoming annual general meeting of shareholders, which includes the date and location of the meeting, and the record date of our forthcoming annual general meeting.

Exhibit Index

Exhibit 99.1 – Announcement — Notice of Annual General Meeting of Shareholders and Record Date for Annual General Meeting of Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Oriental Education & Technology Group Inc.

By:	/s/ Stephen Zhihui Yang
Name: Stephen Zhihui Yang
Title: Executive President and Chief Financial Officer

Date: October 8, 2026